Exhibit 3.1
Amendment to Article II, Section 1 of the
Forest City Enterprises, Inc.
Code of Regulations
Number. The number of directors may be established by the shareholders at any meeting of shareholders called to elect directors at which a quorum is present, by the affirmative vote of the holders of shares representing a majority of the voting power represented at the meeting and entitled to vote in the election of directors. In the absence of any such action by the shareholders, the number of directors shall be thirteen (13) provided, however, that the directors are authorized to change the number of directors to a number not to be less than three (3) or more than ~~fifteen (15)~~ sixteen (16) by resolution adopted by the directors at a meeting at which a quorum is present. The directors elected by the holders of the Class A Common Stock are authorized to fill any Class A director vacancy, and the directors elected by the holders of the Class B Common Stock are authorized to fill any Class B director vacancy, that is created by an increase in the number of directors or by an inability to serve by reason of incapacity, death or resignation. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term of office. (Amended August 11, 2010)